FIRST TRUST EXCHANGE-TRADED FUND
120 EAST LIBERTY DRIVE, SUITE 400
WHEATON, ILLINOIS 60187



July 9, 2012



Mr. Houghton Hallock
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


Re:      Form AW - Request for Withdrawal
         First Trust Exchange-Traded Fund
         (CIK 0001329377, SEC Accession No. 0001445546-12-001696)
         Registration on Form N-1A
         (Registration Statement File Nos. 333-125751, 811-21774)


Dear Mr. Hallock:

      On behalf of the First Trust Hedge Fund Manager Holdings Index (the "Fund"), a series of the First Trust Exchange-Traded Fund (the "Trust"), the Trust hereby requests the withdrawal of the above-mentioned amendment to the Registration Statement, filed as Post-Effective Amendment No. 59 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Rule 477 of Regulation C under the Securities Act. The Registration Statement was originally filed with the Securities and Exchange Commission on April 4, 2012. No securities of the Funds were sold, or will be sold, pursuant to the Registration Statement.

Sincerely,

FIRST TRUST EXCHANGE-TRADED FUND

By: /s/ W. Scott Jardine
    -----------------------------
    W. Scott Jardine, Secretary